SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, Massachusetts 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On May 14, 2013, Vicor Corporation (the “Company”) issued a press release announcing its intention to commence an issuer tender offer to allow employees, members of its Board of Directors, and certain service providers the opportunity to voluntarily exchange all or a portion of their existing stock options issued pursuant to the Company’s Amended and Restated 2000 Stock Option and Incentive Plan prior to January 1, 2013, whether vested or unvested, for new options to purchase the same number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), with exercise prices to be determined by reference to the last reported sale price per share of the Company’s Common Stock on the NASDAQ Global Select Market on the date on which the offer expires (the “Exchange Offer”). The press release is attached as Exhibit 99.1.

On May 14, 2013, the Company also sent an email to optionholders who may be eligible to participate in the Exchange Offer notifying such optionholders of the Company’s intention to commence the Exchange Offer. A copy of the email is attached as Exhibit 99.2.

The attached exhibits are not an offer to exchange any options to purchase shares of Common Stock. The Exchange Offer for the outstanding options to purchase shares of Common Stock described in this filing has not commenced. At the time the offer is commenced, Vicor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to exchange, a related terms of election and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the Exchange Offer. Those materials will be made available to eligible optionholders of Vicor Corporation at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 12. Exhibits

Exhibit No.	Description

99.1	Press release announcing Vicor Corporation’s intention to conduct an Exchange Offer for stock options, dated May 14, 2013.

99.2	Email to optionholders who may be eligible to participate in the Exchange Offer, dated May 14, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name: Title:	Patrizio Vinciarelli Chairman of the Board, President and Chief Executive Officer

Date: May 14, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release announcing Vicor Corporation’s intention to conduct an Exchange Offer for stock options, dated May 14, 2013.

99.2	Email to optionholders who may be eligible to participate in the Exchange Offer, dated May 14, 2013.